SOLBEC
PHARMACEUTICALS LTD

SOLBEC ANNOUNCES GRANT OF US PATENT

Summary

- United States Patent and Trademark Office grants key Solbec patent
- Patent provides monopoly protection in the US relating to the target receptor of Solbec's lead compound Coramsine®

15 August 2005: Solbec Pharmaceuticals (ASX:SBP) advises that the United States Patent and Trademark Office (USPTO) has granted Solbec's key patent entitled: "Rhamnose Binding Protein" US patent application number 10/359,873. The term of the patent runs until 1 March 2023.

In simple terms, the Rhamnose Binding Protein receptor (RBP) is over-expressed on mammalian cancer cells, but not healthy cells, which explains why Coramsine® is selective in targeting cancer cells.

This patent gives Solbec the monopoly right to prevent others from isolating RBP for the purpose of generating compounds, including diagnostic and therapeutic compounds, targeting RBP. It describes and claims an isolated RBP which is insoluble in aqueous solution and has a molecular weight of approximately 65-70 kDalton. This patent is the first in a continuation of US patent filings directed at claims to screening methods utilising RBP and agents which interact with RBP.

The status of the granted patent application (based on PCT/AU03/00135) in other important jurisdictions is outlined in the table below:

Country	Application number	Filing date	Status
Australia	2003202322	7 Feb 2003	Accepted
Canada	2,475,066	7 Feb 2003	Pending – yet to be examined
China	Tba	7 Feb 2003	Pending – yet to be examined
Europe	0300718.4	7 Feb 2003	Pending – yet to be examined
India	20032022322	7 Feb 2003	Pending – yet to be examined
Japan	2003-566050	7 Feb 2003	Pending – yet to be examined
New Zealand	534485	7 Feb 2003	Pending – under examination

The granting of this patent in the United States is a significant boost to the Company's Intellectual Property portfolio; and a strong indicator that patent protection will be successfully secured in other jurisdictions where applications are currently pending.

In regard to the IP landscape surrounding Coramsine®, Solbec has exclusive access to two foundation patents owned by the original developer of Coramsine's® precursor compound BEC®; and five subsequent patent families have been filed and are owned by Solbec. Within these five patent families there exist thirty four patents in total, with nine patents granted, one patent allowed and twenty four patents pending worldwide.

Further information:

David Sparling Business Development Manager Tel: (08) 9446 7555 Mob: 0417 721 972 Email: david.sparling@solbec.com.au	Media: Justine Lamond Tel: (02) 9237 2800 Email: jlamond@bcg.com.au

About Solbec

Solbec Pharmaceuticals Ltd identifies naturally-occurring compounds with potential in the development of better therapies for debilitating conditions and life-threatening diseases. The company is currently progressing its key project, Coramsine®, through Phase I/IIA clinical trials for the treatment of advanced solid tumours, and as a topical treatment for psoriasis. The two proprietary ingredients of Coramsine® were isolated from the fruit of a weed known as the Devil's Apple (*Solanum linnaeanum*). They show activity against some cancers and cause potentially therapeutic changes to the immune system. In addition to human health, Coramsine® has potential application to animal health and diagnostics. Solbec's business strategy is to partner or out-license Coramsine® for the final stages of pre-commercial development and marketing.

www.solbec.com.au

ID # 234806

SOLBEC
PHARMACEUTICALS LTD

26 August 2005

DIRECTORS' COMMENT ON OPTIONS

Summary

- Directors advise that consideration is being given to the buy back of Options

Perth, Australia. Friday 26 August 2005: In the interests of maintaining a fully informed market the Directors of Solbec Pharmaceuticals Ltd (**ASX:SBP**) advise that they are currently considering a plan pursuant to which the Company may offer to buy back part or all of the listed options of the Company (**ASX:SBPOA**) in exchange for the issue of ordinary shares in the Company.

No decision has been made in relation to the plan nor what would be an appropriate ratio of options bought back to shares issued if the plan were to proceed. In any event any plan in this regard would require the approval of ordinary shareholders of the Company.

SBPOAs have an exercise price of 20 cents up to 19 September 2005 and 30 cents for the period as from then until 19 September 2006 at which time they expire.

The Directors will make a further announcement in relation to this no later than 9 September 2005.

Further information:

Tony Kiernan
Chairman
Tel: (08) 9323 0999
Mob: 0418 912 843
Email: tony.kiernan@solbec.com.au